FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: June 13, 2005

	By:	/S/ OTHÓN FRIAS
	Name:	Othón Frias
	Title:	Attorney-in-fact

TV AZTECA DISTRIBUTES US$59 MILLION

IN CASH TO SHAREHOLDERS

—Accumulated Distributions of US$384 Million Since June 2003—

—Aggregate Amount Equivalent to a 25% Yield—

FOR IMMEDIATE RELEASE

Mexico City, June 9, 2005—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world announced that it made today a US$59 million cash distribution to shareholders, equivalent to US$0.019 per CPO or US$0.309 per ADR.

On April 29, TV Azteca’s Annual Ordinary Shareholders’ Meeting approved distributions for an aggregate amount of approximately US$80 million to be paid during 2005, which include the payment of US$59 million made today, and another payment of approximately US$21 million to be made on December 1.

The company noted today’s cash distribution is part of its ongoing plan to allocate a substantial portion of TV Azteca’s cash generation to make distributions to shareholders of over US$500 million, and to reduce the company’s debt by approximately US$250 million within a six-year period that started in June 2003.

The distributions under the cash usage-plan made to date, represent an aggregate amount of US$384 million, equivalent to a 25% yield on the June 8, 2005 ADR closing price. Prior distributions include: US$125 million on June 30, 2003; US$15 million on December 5, 2003; US$33 million on May 13, 2004; US$22 million on November 11, 2004; and US$130 million on December 14, 2004.

“TV Azteca’s ongoing distributions reflect strong financial results and robust cash generation,” said Mario San Román, Chief Executive Officer of TV Azteca. “Growing operations domestically and in the US Hispanic market provide us with solid perspectives for cash creation going forward, allowing for strict adherence to our cash plan as scheduled.”

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Daniel McCosh

+ 52 (55) 1720 0059

dmccosh@tvazteca.com.mx